Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2017 FINANCIAL RESULTS;

DECLARES FINAL 2017 CASH DIVIDEND OF $1.50 PER SHARE

Hong Kong – March 29, 2018 – Plastec Technologies, Ltd. - (OTCBB: PLTYF), (the “Company”), today reported audited financial results for the fiscal 2017 year ended December 31, 2017. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with conversion rates of US$1.0: HK$7.8 and US$1.0: RMB6.3, respectively.

2016 Sale of Assets

The Company’s financial results reflect the closing of the October 11, 2016 Share Transfer Agreement (“Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. As a result, the Company no longer owns Plastec International Holdings Limited (“Plastec”) or its integrated plastic manufacturing operations, all being disposed of to SYB.

Since closing of the divestiture transaction, the Company, as a holding company, has been focused on:

•	completing the construction of its manufacturing plant in Kai Ping, China, which is at the final stage and intended to be disposed of to SYB in the near future prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed and finalized upon by the parties concerned;
•	collecting rental income from certain property it owns and that is being leased to one of Plastec’s subsidiaries;
•	collecting any payments it may receive upon Plastec achieving the performance target for the year ended December 31, 2018 of HK195,408,000, or USD $25,052,308; and
•	exploring any investment opportunities arising.

Impact of Sale of Assets on the Company’s Latest Financial Statements

The disposal of Plastec represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015. The consolidated balance sheets as of December 31, 2015, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2016 and 2015 have been adjusted retrospectively to reflect this strategic shift.

Confirmation of Plastec’s Achievement of Performance Target for the Year Ended December 31, 2017

SYB has confirmed and acknowledged that Plastec’s audited net profit (on a consolidated basis, after deducting noncurrent gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which is in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000, or approximately 3.4%.

Accordingly, the Company shall be paid a further sum of RMB124,380,000, or approximately $19,742,857, in due course and in accordance with the terms of the Agreement.

Current Balance Sheet Highlights

•	$71.7 million in working capital at December 31, 2017, compared to $78.3 million at December 31, 2016.
•	Book value per share was $7.62 at December 31, 2017, compared to $7.75 at December 31, 2016.

Declaration of Final 2017 Cash Dividend to Shareholders

The Company also announced today that its Board of Directors has declared a final 2017 cash dividend for the fiscal year ended December 31, 2017 of US$1.50 per ordinary share. The dividend will be payable on or about April 19, 2018 to shareholders of record as of April 12, 2018.

Including this final cash dividend for the fiscal year ended December 31, 2017, the Company has distributed approximately US$12.80 per ordinary share in dividends in aggregate as a measure of rewarding shareholders for their continued support since 2014.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We continue to evaluate potential opportunities to leverage our strong capital position while also rewarding our shareholders as we unwind the legacy business. We are pleased to announce a final 2017 cash dividend for fiscal 2017, which is well justified by the achievement of the performance target by the disposed line of business for the same period.”

Plastec Technologies, Ltd. March 29, 2018	Page 2

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86 10 6587 6435
aprior@equityny.com	kyao@equityny.com

Plastec Technologies, Ltd. March 29, 2018	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(27,812)	(18,946)	(19,593)
Other income	25,161	23,874	16,413
Gain on disposal of property, plant and equipment	-	545	-
Total operating (expenses)/income, net	(2,651)	5,473	(3,180)

Income/(loss) from operations	(2,651)	5,473	(3,180)

Interest income	1,028	1,276	2,258
Income/(loss) before income tax expense	(1,623)	6,749	(922)

Income tax expense from continuing operations	(294)	(1,241)	(524)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(1,917)	5,508	(1,446)

Discontinued operations:
Net income from discontinued operations (including gain of HK$141,341 (2016:HK$540,921) upon the disposal)	163,204	717,721	141,341
Income tax expenses from discontinued operations	(29,952)	(31,187)	-

Net income from discontinued operations attributable to the Company’s shareholders	133,252	686,534	141,341

Net income attributable to the Company’s shareholders	131,335	692,042	139,895

Other comprehensive income:
Foreign currency translation adjustment	(2,538)	(13,490)	(813)
Comprehensive income attributable to the Company’s shareholders	128,797	678,552	139,082

Net income per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	(HK$0.15)	HK$0.44	(HK$0.11)
Discontinued operations	HK$10.35	HK$53.06	HK$10.92

Diluted income per share attributable from
Continuing operations	(HK$0.15)	HK$0.44	(HK$0.11)
Discontinued operations	HK$10.35	HK$53.06	HK$10.92

Plastec Technologies, Ltd. March 29, 2018	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

December 31,	December 31,
2016	2017
HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	486,222	395,087
Deposits, prepayment and other receivables	4,833	33,574
Consideration receivable	131,686	141,341
Total current assets	622,741	570,002

Property, plant and equipment, net	153,782	194,712
Prepaid lease payments, net	16,638	15,111
Intangible assets	438	438
Total assets	793,599	780,263

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	6,138	4,690
Tax payable	5,837	6,243
Total current liabilities	11,975	10,933

Total liabilities	11,975	10,933

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(5,891)	(6,704)
Retained earnings	761,365	749,884
Total shareholders’ equity	781,624	769,330

Total liabilities and shareholders’ equity	793,599	780,263

Plastec Technologies, Ltd. March 29, 2018	Page 5

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Operating activities
Net income	131,335	692,042	139,895
Less: Net income from discontinued operations	(133,252)	(686,534)	(141,341)
Net income/(loss) from continuing operations	(1,917)	5,508	(1,446)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,366	8,772	8,791
Net gain on disposal of property, plant and equipment	-	(545)	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(3,451)	(144)	(28,017)
Other payables and accruals	6,430	(19,802)	(1,425)
Tax payables	639	1,664	408
Subsidiaries	(636)	-	-
Net cash provided by/(used in) continuing operations	9,431	(4,547)	(21,689)
Net cash provided by discontinued operations	232,256	196,478	-
Net cash provided by/(used in) operating activities	241,687	191,931	(21,689)

Investing activities
Purchase of property, plant and equipment	(23,809)	-	(48,943)
Proceeds from disposal of property, plant and equipment	-	545	-
Sale proceeds from disposal of a subsidiary (net of cash disposed of HK$314,079 for the year 2016)	-	703,363	131,686
Net cash (used in)/provided by continuing operations	(23,809)	703,908	82,743
Net cash provided by/(used in) discontinued operations	(126,628)	(28,059)	-
Net cash (used in)/provided by investing activities	(150,437)	675,849	82,743

Financing activity
Dividends paid	22,899	(837,614)	(151,376)
Net cash provided by/(used in) continuing operations	22,899	(837,614)	(151,376)
Net cash used in discontinued operations	(164,777)	(5,815)	-
Net cash used in financing activities	(141,878)	(843,429)	(151,376)

Net increase/(decrease) in cash and cash equivalents	(50,628)	24,351	(90,322)

Effect of exchange rate changes on cash and cash equivalents	(2,538)	(13,490)	(813)
Cash and cash equivalents, beginning of year	528,527	475,361	486,222
Cash and cash equivalents, end of year	475,361	486,222	395,087
Less: cash and cash equivalents from discontinued operations	(163,696)	-	-
Cash and cash equivalents, end of year from continuing operations	311,665	486,222	395,087

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (income)/paid, net	1,207	731	(2,258)
Income taxes paid/(refund)	345	(424)	116

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	-	131,686	141,341